UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2010 No. 7

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On October 26, 2010, the Registrant offered to sell its series F debentures pursuant to a prospectus supplement filed in Israel.

Attached hereto as Exhibit 99.1 and incorporated herein by reference are portions of the prospectus supplement, pursuant to which the Registrant is offering to sell the series F debentures in Israel in a public offering, based on the terms set forth in the prospectus supplement and in the base shelf prospectus published in Israel and filed by the Registrant on September 6, 2010 with the Israel Securities Authority and the Tel Aviv Stock Exchange, using a “shelf” registration process.  You should read both this prospectus supplement and the base shelf prospectus, including all documents incorporated by reference.

This prospectus supplement provides specific details regarding the offer and sale of up to NIS 400,000,000 principal amount (of which the registrant has already received advanced orders from Israeli institutions for an aggregate principal amount of NIS 311,540,000, as stated in its report filed on Form 6-k on October 25, 2010). The Registrant’s offer to sell its series F debentures is made in Israel to residents of Israel only, will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States or to US persons (as such term is defined in Regulation S under the Securities Act) absent registration under or applicable exemption from the registration requirements of the Securities Act.

The shelf prospectus includes certain updated information regarding the Registrant. The shelf prospectus, as attached hereto, excludes the Hebrew language portions including information regarding the offering and securities that may be offered.

This Form 6-K is being incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 26, 2010	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary